UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2017

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

ABILITY INC.

On April 9, 2017, Ability Inc. (the “Company”) received letters from each of Amnon Dick, Efraim Halevy, Amos Malka, Meir Moshe and Shalom Singer, representing all of the Company’s independent directors, tendering his resignation as a member of our Board of Directors (the “Board”) and committees thereof, effective immediately (each, a “Resignation Letter” and collectively, the “Resignation Letters”).

At the time of their resignations, Mr. Dick was Chairman of the Board and a member of the Company’s audit committee and compensation committee; Mr. Halevy was a member of the Company’s nominating committee; Mr. Malka was a member of the Company’s compensation committee; Mr. Moshe was Chairman of the Company’s audit committee and Chairman of its nominating committee; and Mr. Singer was Chairman of the Company’s compensation committee and a member of its audit committee and nominating committee.

Each of Messrs. Dick, Malka, Moshe and Singer stated in his respective Resignation Letter that his resignation was due to his approach to risk assessment and management of the Company’s affairs not being aligned with that of the founding directors and controlling shareholders, which made him unable to contribute to the Company in a productive way. Each noted that, in view of the various challenges that the Company is currently facing, a shared vision and broad cooperation among the Company’s controlling shareholders and directors is required and that in view of the foregoing, and especially as he served as a director for only a few months, he does not believe it would be appropriate to continue to serve as a director of the Company. Mr. Halevy did not state any reason for his resignation in his Resignation Letter.

The Company and each of Messrs. Hurgin and Aurovsky, its controlling shareholders, have been recently informed by the independent directors that given the Company’s financial position, each of the controlling shareholders should provide financial support to the Company. Messrs. Hurgin and Aurovsky informed the Company that they intend to continue to evaluate the Company’s financial position prior to determining whether to provide such support, and do not intend to provide it at the time of this report.

Copies of the Resignation Letters are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, and the description of the contents of the Resignation Letters contained in this Form 6-K is qualified in its entirety by reference to the full text of the Resignation Letters.

The following exhibits are attached:

99.1	Letter dated April 9, 2017, from Amnon Dick
99.2	Letter dated April 9, 2017, from Efraim Halevy
99.3	Letter dated April 9, 2017, from Amos Malka
99.4	Letter dated April 9, 2017, from Meir Moshe
99.5	Letter dated April 9, 2017, from Shalom Singer

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

Date: April 10, 2017	By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

3